Prospectus Supplement No.2	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated April 12, 2010)	Registration No. 333-165849 and 333-166359

POSITIVEID CORPORATION

2,434,783 Shares of Common Stock

Warrant to Purchase Shares of Common Stock

 852,174 Shares of Common Stock Underlying Warrants

Pursuant to this prospectus supplement, the accompanying prospectus supplement dated April 28, 2010, or Prospectus Supplement No.1, and the accompanying base prospectus, we are offering 2,434,783 shares of our common stock and a warrant to purchase 852,174 shares of our common stock to Socius CG II, Ltd., or Socius, at a price of $0.69 per share.  The securities are being offered pursuant to a stock purchase agreement, or SPA, with Socius, as previously disclosed on April 29, 2010.

The SPA permits us to exercise a “put” right to sell to Socius up to $4.2 million in shares of our common stock and warrants to purchase our common stock,  in one or more tranche “draw downs” from time to time over the life of the SPA, subject to a number of limits, terms, and conditions.  Socius is obligated to purchase the shares on the third trading day after we present Socius with a notice to purchase the shares, subject to satisfaction of certain closing conditions.  We will sell the shares to Socius offered by this prospectus supplement at a price per share equal to the average of the individual daily volume weighted average price calculated over the ten trading days preceding the date we provide notice of such tranche, which we refer to as the Investment Price.  Socius may pay the Investment Price for the shares, at Socius' option, in cash or a secured promissory note.

On January 13, 2011, we issued Socius a notice to purchase $1.68 million in shares of our common stock at an Investment Price of $0.69 per share, for a total of 2,434,783 shares of our common stock.  On the same date, we issued Socius a two-year warrant to purchase 852,174 shares of our common stock, which is equal in dollar amount to 35% of the applicable tranche amount, at an exercise price per share equal to the Investment Price.  Socius may pay the warrant exercise price, at Socius' option, in cash, a secured promissory note, or, if applicable, by cashless exercise.  Socius elected to pay the warrant exercise price by a secured promissory note.

As previously disclosed in Prospectus Supplement No.1, including the 3,286,957 shares to which this prospectus supplement relates, we have exercised our put right with respect to $3.98 million of our shares, for an aggregate of 5,604,120 shares of common stock under the SPA.

We have been advised by Socius that the resale of any shares by Socius will be made by means of ordinary brokers’ transactions on the NASDAQ Capital Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. For additional information on the methods of sale that may be used by Socius, and regarding the terms of the SPA and the related form of warrant, see the section entitled “Plan of Distribution” on page S-13 of Prospectus Supplement No.1.

For a more detailed description of our common stock and our warrants, see the section entitled “Description of Common Stock and Preferred Stock” beginning on page S-10 and the section entitled “Description of Warrants” beginning on page S-11 of Prospectus Supplement No.1.

Our common stock is listed on the NASDAQ Capital Market under the ticker symbol “PSID.”  On January 12, 2011, the last reported sale price of our common stock was $0.71 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-4 of Prospectus Supplement No.1 and “Risk Factors” beginning on page 4 of the accompanying prospectus.

In connection with the resale of our shares of common stock, Socius may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, and Socius’ compensation may be deemed to be underwriting commissions or discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2011.